EXHIBIT 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 20 votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or provided for in our Memorandum and Articles of Association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing two of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol JD.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. In particular, this announcement does not constitute and is not an offer to sell or an invitation or a solicitation of any offer to buy or subscribe for any securities in Hong Kong, the United States of America or elsewhere.

JD.         com, Inc. has not intended and does not intend to register any securities referred to in this announcement under the United States Securities Act of 1933, as amended (the “US Securities Act”) and such securities may not be offered or sold in the United States of America absent registration under the US Securities Act or an applicable exemption from the registration requirements under the US Securities Act or any applicable state securities laws of the United States of America. Any public offering of securities in the United States of America will be made by means of a prospectus or offering memorandum that may be obtained from the issuer or selling security holder and that would contain detailed information regarding the issuer and its management, as well as financial statements. JD.com, Inc. does not intend to register any part of the offering in the United States of America or to conduct a public offering of securities in the United States of America.

JD.com, Inc.

京東集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9618)

PROPOSED SPIN-OFF AND SEPARATE LISTING OF JD INDUSTRIALS

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

This announcement is made pursuant to Part XIVA of the SFO, PN15 and Rule 13.09(2)(a) of the Listing Rules.

The Board is pleased to announce that the Company intends to spin-off JD Industrials by way of a separate listing of the JD Industrials Shares on the Main Board of the Hong Kong Stock Exchange. The Company submitted a spin-off proposal to the Hong Kong Stock Exchange pursuant to PN15 in relation to the Proposed Spin-off and the Hong Kong Stock Exchange has confirmed that the Company may proceed with the Proposed Spin-off.

On 30 March 2023, JD Industrials, through its Joint Sponsors, submitted a listing application form (Form A1) to the Hong Kong Stock Exchange to apply for the listing of, and permission to deal in, the JD Industrials Shares on the Main Board of the Hong Kong Stock Exchange.

It is currently proposed that the Proposed Spin-off will be effected by way of the Global Offering of the JD Industrials Shares, comprising the Hong Kong Public Offering and the International Offering. Upon completion of the Proposed Spin-off, the Company will continue to indirectly hold more than 50% of the shareholdings in JD Industrials and therefore JD Industrials will remain as a subsidiary of the Company.

Details in respect of the Proposed Spin-off, including the size and structure of the Global Offering, the extent of the decrease in shareholding percentage of the Company in JD Industrials, have not yet been finalised.

The Proposed Spin-off is subject to, among other things, the obtaining of an approval from the Listing Committee of the Hong Kong Stock Exchange for listing of, and permission to deal in, the JD Industrials Shares, the completion of the filing with the China Securities Regulatory Commission for the listing and offering of JD Industrials Shares, and the final decisions of the Board and of the board of directors and shareholders of JD Industrials, as applicable. Shareholders and potential investors of the Company should be aware that there is no assurance that the Proposed Spin-off will take place or as to when it may take place. Shareholders and potential investors of the Company should therefore exercise caution when dealing in or investing in the securities of the Company.

Further announcement(s) will be made by the Company in relation to the Proposed Spin-off as and when appropriate.

INTRODUCTION

This announcement is made pursuant to Part XIVA of the SFO, PN15 and Rule 13.09(2)(a) of the Listing Rules.

The Board is pleased to announce that the Company intends to spin-off JD Industrials by way of a separate listing of the JD Industrials Shares on the Main Board of the Hong Kong Stock Exchange. The Company submitted a spin-off proposal to the Hong Kong Stock Exchange pursuant to PN15 in relation to the Proposed Spin-off and the Hong Kong Stock Exchange has confirmed that the Company may proceed with the Proposed Spin-off.

On 30 March 2023, JD Industrials, through its Joint Sponsors, submitted a listing application form (Form A1) to the Hong Kong Stock Exchange to apply for the listing of, and permission to deal in, the JD Industrials Shares on the Main Board of the Hong Kong Stock Exchange.

INFORMATION ON JD INDUSTRIALS AND THE COMPANY

The Group is a leading supply chain-based technology and service provider.

JD Industrials was incorporated in the Cayman Islands on 5 November 2019. As at the date of this announcement, the Company, through its wholly owned subsidiary, held approximately 77.95% of JD Industrials’ total issued share capital. JD Industrials is the leading industrial supply chain technology and service provider in China. Through transformational end-to-end industrial supply chain digitalization, JD Industrials helps its customers increase supply chain reliability, reduce costs, and enhance efficiency.

Following the completion of the Proposed Spin-off, JD Group will continue to operate, among others, online retail and marketplace e-commerce businesses offering a diverse range of products.

PROPOSED SPIN-OFF

It is currently proposed that the Proposed Spin-off will be effected by way of the Global Offering of the JD Industrials Shares. Upon completion of the Proposed Spin-off, the Company will continue to indirectly hold more than 50% of the shareholdings in JD Industrials and therefore JD Industrials will remain as a subsidiary of the Company.

REASONS FOR AND BENEFITS OF THE PROPOSED SPIN-OFF

The Board considers that the Proposed Spin-off will be beneficial to both the Company and JD Industrials for the following reasons, among others:

(i)	the Proposed Spin-Off would enable investors to better value the Company with its focus on JD Group business;

(ii)

the Proposed Spin-off could better reflect the value of JD Industrials Group on its own merits and increase its operational and financial transparency through which investors would be able to appraise and assess the performance and potential of JD Industrials Group separately and distinctly from those of JD Group;

(iii)

JD Industrials Group’s business would be appealing to an investor base that values high growth opportunities in the industrial supply chain technology and services business, different from the relatively more diverse business model of JD Group;

(iv)

the value of JD Industrials Group is expected to be enhanced through the Proposed Spin-off, which will in turn benefit the Company as one of JD Industrials’ Controlling Shareholders, given that a listing on the Hong Kong Stock Exchange will (a) enhance JD Industrials Group’s standalone profile, which will help accelerate its business growth; (b) enable JD Industrials Group to directly and independently access both equity and debt capital markets in the future on a stand-alone basis should the need arise, as well as further enhance JD Industrials Group’s ability to secure bank credit facilities; (c) lead to a more direct alignment of JD Industrials Group’s management’s responsibilities and accountability with JD Industrials Group’s operating and financial performance; and (d) provide clarity of the credit profile of JD Industrials Group for rating agencies and financial institutions that wish to analyze and lend against the credit of the industrial supply chain technology and services business; and

(v)

with JD Industrials as a separated listed entity, the Company can fully focus on, and deploy its financial resources towards, the development of JD Group’s business without needing to consider JD Industrials Group’s funding requirements.

WAIVER FROM STRICT COMPLIANCE WITH PARAGRAPH 3(F) OF PN15

Paragraph 3(f) of PN15 requires a listed company contemplating a spin-off to have due regard to the interests of its existing shareholders by providing them with an assured entitlement to shares in the spun-off entity, either by way of a distribution in specie of existing shares in the spun-off entity or by way of preferred application in any offering of existing or new shares in the spun-off entity.

The Company applied for, and the Hong Kong Stock Exchange has granted, a waiver (the “Waiver”) from the requirement that the Shareholders be provided an assured entitlement to JD Industrials Shares (as set out in paragraph 3(f) of PN15) on the basis that: (i) the Company is primarily listed on the Nasdaq and only has a secondary listing on the Hong Kong Stock Exchange, (ii) the Company is not subject to a similar requirement under applicable U.S. laws and Nasdaq rules or its articles of association, (iii) the low feasibility of the Company giving assured entitlement by way of distribution in specie or by way of preferred application in any offering of JD Industrials Shares, as U.S. securities laws would require JD Industrials to conduct a public offering in the United States and file a registration statement with the SEC under the U.S. Securities Act among other procedures that would be unduly burdensome, (iv) the majority of the Company’s trading volume and activity takes place outside of Hong Kong, (v) the Proposed Spin-off is not material to the Company with reference to the Company’s market capitalization, and (vi) small and odd lots will be issued to shareholders of the Company in the event of assured entitlement.

In light of the above, the Board considers that the Proposed Spin-off and the Waiver are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

LISTING RULES IMPLICATIONS

Details in respect of the Proposed Spin-off, including the size and structure of the Global Offering, the extent of the decrease in shareholding percentage of the Company in JD Industrials, have not yet been finalised. It is expected that the Proposed Spin-off, if materialises, will not affect the Company’s eligibility or suitability as a secondary listed issuer on the Hong Kong Stock Exchange under Chapter 19C of the Listing Rules.

GENERAL

A redacted version of the application proof of JD Industrials’ listing document submitted to the Hong Kong Stock Exchange is expected to be available for download on the Hong Kong Stock Exchange’s website at http://www.hkexnews.hk/APP/SEHKAPPMainIndex.htm.

The Proposed Spin-off is subject to, among other things, the obtaining of an approval from the Listing Committee of the Hong Kong Stock Exchange for listing of, and permission to deal in, the JD Industrials Shares, the completion of the filing with the China Securities Regulatory Commission for the listing and offering of JD Industrials Shares, and the final decisions of the Board and of the board of directors and shareholders of JD Industrials, as applicable. Shareholders and potential investors of the Company should be aware that there is no assurance that the Proposed Spin-off will take place or as to when it may take place. Shareholders and potential investors of the Company should therefore exercise caution when dealing in or investing in the securities of the Company.

Further announcement(s) will be made by the Company in relation to the Proposed Spin-off as and when appropriate.

DEFINITION

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

Term	Definition

“Board”	the board of directors of the Company

“Company”	JD.com, Inc., a company incorporated in the BVI on November 6, 2006 and subsequently redomiciled to the Cayman Islands on January 16, 2014 as an exempted company registered by way of continuation under the laws of the Cayman Islands and the shares of which are listed on the Main Board of the Hong Kong Stock Exchange (stock code: 9618) under Chapter 19C of the Listing Rules and the American Depositary Shares (each representing two Class A ordinary shares) of which are listed on Nasdaq under the symbol “JD”

“Controlling Shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“Global Offering”	the Hong Kong Public Offering and the International Offering

“Group”	the Company and its subsidiaries and consolidated affiliated entities (including the JD Industrials Group)

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Public Offering”	the offer of the JD Industrials Shares for subscription by the public in Hong Kong

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“International Offering”	the placing of the JD Industrials Shares to professional and institutional investors

“JD Industrials”	JINGDONG Industrials, Inc. (京東工業股份有限公司) (formerly known as JD Industrial Technology Inc.), an exempted company with limited liability incorporated in the Cayman Islands on November 5, 2019

“JD Industrials Group”	JD Industrials and its subsidiaries and consolidated affiliated entities from time to time, including where the context otherwise requires, any companies and businesses transferred to JD Industrials Group as part of its reorganization in preparation for the Proposed Spin-off (as the case may be)

“JD Industrials Shares”	ordinary shares with a par value of US$0.0000005 each in the share capital of JD Industrials

“JD Group”	the Group excluding the JD Industrials Group

“Joint Sponsors”	Merrill Lynch (Asia Pacific) Limited (“BofA Securities”), Goldman Sachs (Asia) L.L.C. (“Goldman Sachs”) and Haitong International Capital Limited (“Haitong”)

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“PN15”	Practice Note 15 of the Listing Rules

“Proposed Spin-off”	the proposed spin-off of JD Industrials by way of a separate listing of the JD Industrials Shares on the Main Board of the Hong Kong Stock Exchange

“SEC”	the Securities and Exchange Commission of the United States

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shareholders”	the shareholders of the Company

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

“U.S. Securities Act”	United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder

By Order of the Board of Directors JD.com, Inc. Mr. Richard Qiangdong Liu Chairman of the Board of Directors

Hong Kong, 30 March 2023

As at the date of this announcement, our board of directors comprises Mr. Richard Qiangdong LIU as the chairman, Mr. Lei XU as the executive director, Mr. Ming HUANG, Mr. Louis T. HSIEH, Mr. Dingbo XU, Ms. Caroline SCHEUFELE and Ms. Carol Yun Yau LI as the independent directors